SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 27, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Notice Regarding Change in Specified Subsidiary

LINE Corporation (hereinafter the "Company") announces the change in specified subsidiaries as follows. The change should have been disclosed when the event occurred however it had been kept undisclosed therefore it is disclosed this time.

1. The Reason for Changing Specified Subsidiary
One of the Company's subsidiaries, LINE Financial Corporation, has made the decision in its board meeting held on October 17, 2018 to invest 180 million USD in its subsidiary, LINE Financial Asia Corporation Limited (hereinafter the "LINE Financial Asia"), as necessary funds for its future business expansion. Since the total capitalization of LINE Financial Asia has become equivalent to ten-hundredths or greater of the Company's total capitalization with the completion of the third-party allocation of shares for capital increase, LINE Financial Asia now corresponds to a specified subsidiary.

2. Overview of the Changing Specified Subsidiary (As of November 26, 2018)
(1)	Company name	LINE Financial Asia Corporation Limited
(2)	Location	LEVEL 11, LEE GARDEN ONE, 33 HYSAN AVENUE, CAUSEWAY BAY, HONG KONG
(3)	Name and title of representative	In Joon Hwang, Director Youngsu Ko, Director Young Eun Kim, Director
(4)	Business	Shareholding and supervision of financial business subsidiaries in South East Asia
(5)	Capital and capital reserves	190 million USD
(6)	Established	September 4, 2018
(7)	Principal shareholders and holding ratio	LINE Financial Corporation: 100％
(8)	Relationship between LINE and LINE Financial Asia	Capital relationship	The Company holds 100% of the shares issued by LINE Financial Asia.
		Personnel relationship	The LINE group's director and Employees serve jointly as directors at LINE Financial Asia.
		Business relationship	There are no significant business relationship to be disclosed between the Company and LINE Financial Asia.

3. The numbers of voting rights to the specified subsidiary due to the ownership of shares by the Company and the percentages of total voting rights before and after the Changing Specified Subsidiary
(1)The numbers of voting rights to the specified subsidiary due to the ownership of shares by the Company
Before changing [Total]: 100,000 (Indirect shareholding out of total: 100,000)
After changing [Total]: 1,900,000 (Indirect shareholding out of total: 1,900,000)
(2)The percentages of Total Voting Rights
Before changing [Total]: 100% (Indirect shareholding out of total: 100%)
After changing [Total]: 100% (Indirect shareholding out of total: 100%)

4. Date of the Change
October 26, 2018 (The date of the third party allotment)

5. Future Projections
The impact of the change on the Company’s consolidated results is expected to be minimal.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.